UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Zix Corporation

(Name of Subject Company)

Zeta Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

98974P100

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$699,670,491.00	$64,859.45

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 56,790,468 shares of common stock issued and outstanding and (y) the offer price of $8.50 per share, (b) the product of (x) 777,010 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $8.50 per share and (y) $4.05 per share, which is the offer price of $8.50 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,715,756 shares issuable pursuant to granted and outstanding restricted stock units and performance stock units and (y) the offer price of $8.50 per share, (d) the product of (x) 1,596,829 shares issuable pursuant to granted and outstanding restricted common stock and restricted performance common stock and (y) the offer price of $8.50 per share, and (f) the product of (x) 20,840,900 shares of common stock issuable pursuant to the conversion of preferred stock on December 20, 2021 and (y) the offer price of $8.50 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,859.45	Filing Party: Zeta Merger Sub Inc. and Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: November 22, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended and supplemented by Amendment No. 1 filed on December 8, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on December 14, 2021 (“Amendment No. 2”), filed by Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), with the Securities and Exchange Commission on November 22, 2021 (together with Amendment No. 1, Amendment No. 2 and this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $8.50 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Amendments to the Schedule TO

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

The subsection entitled “Have any Zix stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?” of the section entitled “Summary Term Sheet” of the Offer to Purchase and the subsection of Section 11 of the Offer to Purchase titled “Tender and Voting Agreements” is hereby amended and supplemented by replacing the first sentence of the first paragraph thereof to read as follows:

“Concurrently with the execution and delivery of the Merger Agreement, OpenText and Purchaser entered into a Tender and Voting Agreement with Mark J. Bonney, Maryclaire Campbell, Taher A. Elgamal, Robert C. Hausmann, Maribess L. Miller, David J. Wagner, Ryan L. Allphin, John P. Di Leo, David E. Rockvam and Noah F. Webster, directors and executive officers of Zix, pursuant to which each executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer, which agreement was amended on December 18, 2021.”

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph at the end thereof.

“On December 21, 2021, OpenText announced an extension of the expiration of the Offer to one minute after 11:59 P.M., Eastern time, on December 22, 2021, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire at one minute after 11:59 P.M., Eastern time, on December 20, 2021.

The Depositary has advised OpenText and Purchaser that, as of one minute after 11:59 P.M., Eastern time, on December 20, 2021, approximately 33,967,027 Shares had been validly tendered and not withdrawn pursuant to the tender offer, including approximately 5,397,062 Shares tendered pursuant to a notice of guaranteed delivery. Assuming no validly tendered Shares are withdrawn, all Shares tendered pursuant to a notice of guaranteed delivery are delivered and all shares of Series A Preferred Stock are converted into Shares and validly tendered pursuant to the Tender and Voting Agreement with Zephyr Holdco, the number of Shares validly tendered and not withdrawn pursuant to the tender offer would be approximately 54,807,927 Shares, representing approximately 70% of the outstanding shares of Zix (including Shares issuable upon the conversion of Series A Preferred Stock) and, therefore, the Minimum Condition would be satisfied.

The full text of the press release issued by OpenText announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(M) and is incorporated by reference herein.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Press Release issued by Open Text Corporation on December 21, 2021

(d)(8)	First Amendment to the Tender and Voting Agreement, dated December 18, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. and certain stockholders of Zix Corporation

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “one minute after 11:59 P.M., Eastern time, on December 20, 2021” in the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO), Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO), Form of Notice of Guaranteed Delivery (Exhibit(a)(1)(C) to the Schedule TO), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit(a)(1)(D) to the Schedule TO), and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E) to the Schedule TO) are hereby amended and replaced with “one minute after 11:59 P.M., Eastern time, on December 22, 2021”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2021

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	EVP, CLO and Corporate Development

ZETA MERGER SUB INC.

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2021*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(a)(5)(B)	Press Release issued by Open Text Corporation on November 21, 2021*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 22, 2021*

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(F)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(G)	Tweet posted by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(H)	LinkedIn post made by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(I)	Community.webroot.com post made on November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(J)	Message to the analyst community, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(K)	Message to certain distributors and contacts of Open Text, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(L)	Post on ChannelFutures.com, which includes quotes from an executive of Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(M)	Press Release issued by Open Text Corporation on December 21, 2021

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Open Text Corporation and Zix Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(d)(2)	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. and Zix Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(3)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation and certain stockholders of Zix Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(4)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation (incorporated by reference to Exhibit 4 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(5)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 5 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(6)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 6 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(7)	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(8)	First Amendment to the Tender and Voting Agreement, dated December 18, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. and certain stockholders of Zix Corporation

(g)	Not applicable

(h)	Not applicable

*	Previously filed